Exhibit 99.1


Welcome to this teleconference, following our release earlier today where we announced that we had signed a definitive merger agreement with Synaptic Pharmaceutical Corporation, a U.S. based company in the U.S.

Please turn to Slide 2.

TEXT OF SLIDE 2

     This presentation contains forward-looking statements that reflect the Management's current views with respect to certain future events and financial performance.

     Statements containing the outlook for 2002 and the following years naturally involve uncertainties, and consequently actual results may differ materially from those projected or implied in the forward-looking statements.

     Further, certain forward-looking statements are based on assumptions of future events, which may prove not to be accurate.

With me today is our Executive Vice President, head of R & D, Dr. Claus Braestrup, and I would now hand over to him. Please, Claus.

Claus Braestrup:

Hello, this is Claus Braestrup. I'd like to briefly mention some of the reasons behind the process, and also the rationale and the expectations. Basically, we come from the situation where we see our self continue to grow, and we expect that we will significantly increase our research and development investment also in the coming several years, and based on that, we need the staff, the people, and the possibility to continue to build a strong pipeline. In Copenhagen, we have very good access to good science and good people, but it's becoming increasingly difficult to actually find sufficient number of people with the right experience and the right knowledge. After we consider that United States is today and will probably maintain that position for several years to come, as being the primary inventive organization or structure for new drugs. It seems that both the innovation in new drugs, and also the market for drugs is coming out of the United States, and based on that, we have decided that the best


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approach for us would be to establish ourselves on a research and later development unit in the United States. We have looked at various possibilities for establishing ourselves, and we have come to the decision that an acquisition would be the best approach, because it provides an immediate remedy to our issue, and it wouldn't take us several years before we would actually have an up and running organization, and therefore we have decided to look for an acquisition.

The question next on the next slide is why have we selected Synaptic? We have known Synaptic for many years, and we think that Synaptic is a perfect platform to expand our CNS research in the United States. We know the people there well, and we are very impressed with what they have achieved over the years. We also see that they have a very strong intellectual property position in G Coupled Receptors, and we continue to note that many of the drugs that are relevant for the CNS are also related to these G Coupled Receptors.

We believe that by joining forces between Lundbeck Copenhagen and Synaptic, we would significantly strengthen our franchise in the CNS and we would be able to increase the number of projects that we can work on in various disorders, at this point in time, in particular, we note that Synaptic had projects both in depression, anxiety and psychosis, which could be very useful in the future. We believe then that this would cause a number of new chemical entities to be brought into development. The group there presently is about 90 people in research, the discovery organization, and they have an excellent scientific reputation, and they have actually shown that they can handle the field of G Coupled Receptors, and also other targets which are relevant, and therefore we believe that this organization would be a very useful platform for our continued development. Also, we believe that it's important that the location of Synaptic is such that you can actually reach Synaptic on direct pipeline from Copenhagen, which would make the interaction between the research organizations very well-functioning.

The basis for the transaction is shown on the next slide, and I propose Hans Henrik Munch-Jensen take you through the terms.

Hans Henrik Munch-Jensen:

If you would like to go to slide four please. As we said in our announcement, we are making a bid of $6.50 for each Synaptic share, will be paid in cash. Equity value will be 120.5 million US dollar, and the implied tech value is
92.8 million US dollars. We expect the closing of the transaction end of February, beginning of March 2003, I will a little later come back and talk a bit more about the transaction period here. This transaction of course requires the approval of a majority of the Synaptic voting


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stock, and we have signed a shareholder agreement with Warburg Pincus, which is the owner of approximately 35% of Synaptic's shares, and they have agreed to vote in favor of the proposed transaction and against any alternate transaction while the Merger Agreement is in effect. Of course, certain Deal Protections in. First of all, Synaptic has agreed to vote their shares in favor of the proposed transaction and against any alternate transaction while the Merger Agreement is in effect and they will have to pay a break-up fee if it does a transaction with another partner.

Please turn to slide five, the financial impact for Lundbeck. First of all, this transaction will have no financial impact for 2002. We still expect an increase in revenue of 20-25% compared to 2001, while the operating profit is expected to increase by 25-30% compared to 2001. Based on these expectations for 2001 [sic], the company also in 2003 expects to reach the company's long-term financial goals, which are an increase in revenue of 10-12% and an increase in operating profit of 12-15%. From a P & L perspective, the Synaptic acquisition will add approximately for a period of ten months next year, DKK 300 million to the R & D expenses including depreciations. Based on this, the R & D expenses will not exceed the corporate goal of investing approximately 20% of sales in the research & development annually. The transaction will be paid in cash. Cap Ex spending in 2003 will be at the level in 2001, where, as you know, we acquired the remaining part of Dukoulten, in Germany, a transaction of a similar size and structure as this one, and will be at the level of 2001, which is approximately DKK 2 billion. Our existing cash position is about DKK 1 billion. This will be paid as I said cash, and our cash position at the end of 2003, we estimate will be at the same size as it is currently.

Please turn to slide 6. I guess you are all more or less familiar with the process that follows such an acquisition here. I would like to say that the merger is contingent on approval by Synaptic stock holders, regulatory approvals, and other customary closing conditions. Synaptic intends to hold a special meeting of its stockholders to approve the merger in the first quarter of 2003, and to close the transaction shortly thereafter. Warburg Pincus, private equity, Synaptic's largest stockholder, has signed a voting agreement with Lundbeck to vote its shares in favor of the transactions. Warburg Pincus owns approximately 35% of Synaptic. The transaction has been approved by the Board of Directors of Synaptic and Lundbeck. What will happen now, is that there will be a drafting of a proxy that will be sent for SEC review, and after that the proxy will be distributed to the Synaptic shareholders, which will then


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have a period of time, of course to review this, and then there will be an annual general meeting, at Synaptic, where the same shareholders will vote on the proposal, and as I said, Warburg Pincus have agreed that their shares will be voting in favor of the agreement.

That was that formal presentation, and operator, now we would like to take questions please.


Operator:

Thank you sir. We will now pause for questions. If you would like to ask a question, please press the number one on the telephone keypad. To cancel, simply press the hash, or the pound sign. Once again, to ask a question, it's number one on the keypad, and the hash or the pound sign to cancel. Our first question is from Martin Paekroy, from Danske Securities. Please go ahead.

Martin P:

This is Martin P at the Danske Securities. I have two questions. Looking at the pipeline from Synaptic, you can see they have different products outside the CNS area, such as incontinence and pain, and also within diabetes. What do you expect to do with these products, and secondly, now you have created a platform as you said yourself, with acquiring -- buying a company in the U.S. Could you comment a bit about your strategy now with respect to a potential sales force, build-up or acquisition in the U.S.?

Claus Braestrup:

Claus Braestrup here, I'll take the first question. The pipeline of Synaptic presently includes as you said projects outside the CNS. Our plan will be over a period of time to focus all the efforts at Synaptic on CNS diseases, which is already today more than 50% of what they are doing, and then we would look at the projects which are outside the CNS, and we would of course exploit the value of which is inherent in the projects, and that is why we will have a period of time, how many months that would be I won't say, but in that period of time we would evaluate the projects, and seek to take the value out of them. And Hans-Henrik on sales force.

Hans Henrik Munch-Jensen:

We have now created as you say Martin, a platform in the U.S. and Claus has given you the reason why we have done that. This will of course mean that we are still as we have


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said looking in the U.S. for ways of establishing Lundbeck also in terms of sales and distribution, and the decision to acquire Synaptic does not change this, so we are still seeking out possibilities, how to establish Lundbeck, also in the U.S. in terms of distribution and sales.

Martin:

Thank you.

Operator:

Thank you, our next question is from Annette Slekia, from Nordia Securities. Please go ahead.

Annette:

This is Annette Slekia from Nordia Securities. My first question will be, how will you insure that key scientist is staying within the company, and my second question is that I know that there is a new CEO in the company. What kind of role is he playing now?

Hans Henrik Munch-Jensen:

I think Claus Braestrup again.

Claus Braestrup:

The issue there is that it is an inherent risk of acquiring research organizations that the scientists will decide to leave. If that happens, we will have lost some of the value, not all of it, because there are the projects, and the intellectual property, but definitely it is important to us to retain the important scientists. We believe that -- and the reason behind -- the reasoning behind that is that we know a number of the scientists because we have had a lot of interaction with that group over the years, and we have noticed there that we have a very good common way of doing things, and a common approach and view on science and what should be done, so based on that, I think that will have the understanding of the group that working together with Lundbeck would be worthwhile. That's the first part.

Hans Henrik Munch-Jensen:

The second part, we will, in the way that it's done in the U.S., we will establish a retention program for the employees which will make it worthwhile for them to stay at least for one year, and we expect then that after that year, they will, they will consider their present working


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conditions as very worthwhile. Regarding the present CEO, he actually entered into that position very recently, I think less than two months ago, with the intention of establishing a separate company which was fully fledged, and stand-alone company, and that means that his position has changed dramatically in this regard, and we will have to discuss with him what that means to him.

Operator:

Thank you.

Karl [inaudible] Henrik here, as well from Nordia
Securities. Could I ask you, could you [inaudible] a little bit about this lead compound for depression, called SCT 11, [inaudible] the fact that [inaudible] and how far that program is in Phase I trials?

Karl [inaudible]:

The project that is most ahead is a compound for depression. The compound has been developed by Synaptic, and is now currently in clinical Phase I. The mechanism of action has not been disclosed, probably be disclosed in the near future. The mechanism of action is known to us. Apparently the situation there is that we are awaiting a further evaluation of the technical details of that compound, the due diligence that we have done ... of the project is.

[inaudible]

Due diligence does not give the possibility to make a proper evaluation of how far ahead the project is, that means there are still technical issues for that compound, which we'll have to look into.

Karl [inaudible]:

O.K. Thank you.

Operator:

Thank you, our next question is from Michael Entsig from Alfred Berg. Please go ahead.

Michael Entsig:

Hi, this is Michael Entsig from Alfred Berg. I have two questions, I think both are for you, Claus. Could you briefly in technical terms describe what differentiates Synaptic's technology from other companies who target GPCRs,


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and the other question is also regarding this pipeline. Could you -- I mean, I assume you bought this company also in part because of the pipeline. Do you have any clause which will allow you to escape this deal if you find any problems with the pipeline, or what?

Claus Braestrup:

I think we -- if you ask for what is it that they can do better than others, then I think the answer to that is that they have been working on this specific receptor type for many years, and they have established all the necessary technologies, lots of advanced technologies, but that advanced technology is not proprietary to Synaptic, which means that in principle, other companies and laboratories can work with the same technology, however, it takes a long time to be really expert in the field, and they [inaudible] experts [inaudible] competitive advantage that brings you success. On top of that, they have an IPR position where they have a patent application and issued patents on a number of these receptors, which means that Synaptic and a few other companies actually dominate this field which contains a lot of profit [inaudible]. It's a combination of experience and IPR position.

Michael:

O.K., I had some trouble hearing you, but as far as I can hear, you're also buying access to targets, was that correct?

Claus Braestrup:

Yes. Is there anything wrong [inaudible] telephone work? We might pass the target on, and have a strong proprietary position on all the targets, and this of course is [inaudible] and then they have a number of projects which are currently in pre-technical eight cases, and of course we will look further for [inaudible] projects. We have conducted a due diligence through a number people who are on the projects in detail, but we know the details of the projects very well, and we acquired to be a certain action, and we feel confident of that.

Michael:

O.K., thank you.




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Operator:

Thank you. Our next question is from Jung Park from [inaudible] Analystics. Please go ahead and announce your location.

Jung Park:

Yes, hi. My question is regarding the required regulatory approval for this deal, whether there are any FDA approvals. I didn't catch the response to the last question about any clauses in the merger agreement about problems with their pipeline, whether there's an out for Lundbeck, and also if any Danish approvals are required.

Claus Braestrup:

We have conducted a due diligence on the pipeline and the project, which means that we have looked into the patent estate, we have looked into all the individual projects. We have had a number of people for a long time to go through the various phases, which means that we know the projects very well, and we know the intellectual property behind that very well. The only current project -- and there is no clause in the present agreement that we can claim refund for anything that we have overlooked, but we don't expect that we have overlooked significant issues. Regarding the regulatory approvals, these are presently only for the project which is in Phase I, and Synaptic has achieved all the necessary approvals from the U.S. regulatory authorities and IND, and they have conducted the Phase I in the U.S. and they will also be able under that IND to conduct a Phase II clinical trial, or if we would like to conduct studies in Europe we would of course have to address the European regulatory authorities, but we don't consider that to be an issue.

Jung:

O.K. Are there any other regulatory approvals such as Hart- Scott-Rodino or Danish approval?

Claus:

No, there are no other approvals that we need in that respect to go forward.

Jung:

O.K., thank you.




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Operator:

Thank you. Our next question is from Josh Woods, please go ahead, announcing your company name.

Josh Woods:

Hi, guys, Josh Woods from JP Morgan. A quick few follow-up questions on the financials of the deal, particularly the balance sheet, and how that might impact the income statement next year. Just looking through the financial filings of Synaptic, I see that there's also some preferred stock outstanding. Can you give a sense as to how this will be financed in terms of timing, either through debt and how that may impact the P & L? Thank you.

Claus Braestrup:

The preferred stock outstanding will be dealt with -- which are held by Warburg Pincus, and they will be, as part of the AGN, where the shareholders vote will be conducted, they will be paid out at a price of $6.50.

Josh Woods:

O.K., so the $6.50 pertains to both the preferred and the common equity?

Claus Braestrup:

That's correct.

Josh Woods:

O.K. And that will be financed through balance sheet cash at Lundbeck, or will you be --?

Claus Braestrup:

The transaction will be paid in cash.

Josh Woods:

O.K.  That's all, thank you.

Operator:

Once again, if you'd like to ask a question, please press the number one on your keypad. Our next question is from Annette Larsen from Carnegie, please go ahead.




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Annette Larsen:

Annette Larsen from Carnegie. I have one question regarding two Synaptic partners. Does Synaptic have any obligations to these partners, and is there any potential conflict of interest to what you expect to get out of the pipeline, and will there be any financial effects from any such obligations?

Claus Braestrop:

Currently, Synaptic is entertaining a collaboration project with Grunenthal on compounds for pain, and also they have a collaboration with Kissei on G Coupled Receptors. We of course have looked into those corporations, and first of all they are not major, and secondly they do not restrict us in any of the value that we would like to take out of the collaboration with Synaptic. Then there are certain rights still to previous collaborations will not in any way (???) our expectation of the EPR value at the company.

Annette Larsen:

O.K.  Thank you.

Operator:

Thank you, once again, if you have a question, please press the number one on your telephone keypad, and the hash or the pound to cancel. [Pause] There appears to be no further questions at this time. Claus, I'll hand the conference back to you for any further remarks.

Claus:

I'd like to thank you all for attending this teleconference, and we look forward to speaking to you again, by the latest when we come with our 2002 result in March, 2003. Thank you.

O.K.  Thank you.